UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


10035807

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-40861

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gordian Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Third Avenue, 17th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Marron 516-287-2726
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Henry Owsley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gordian Group LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title



JUDY W. YU
Notary Public, State of New York
No. 01YU4956429
Qualified in Queens County
Commission Expires September 25, 20 13

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gordian Group, LLC
Statement of Financial Condition
December 31, 2009

Assets	
Cash	$ 1,677,311
Restricted cash	405,280
Receivable from securities broker-dealer	1,000,000
Accounts receivable, net of allowance for doubtful accounts of $100,000	1,467,725
Securities owned at fair value	1,568,044
Fixed assets, net of accumulated depreciation and amortization of $558,777	348,993
Prepaid expenses	110,205
Total assets	$ 6,577,558
Liabilities and Member's Equity	
Liabilities	
Accrued compensation	$ 2,081,778
Deferred rent	188,515
Accrued professional fees	68,973
Deferred revenue	62,500
Other accrued expenses and liabilities	89,277
Total liabilities	2,491,043
Commitments and contingencies	
Member's equity	4,086,515
Total liabilities and member's equity	$ 6,577,558

The accompanying notes are integral part of this financial statement.

1. Organization

Gordian Group, LLC (the "Company" or "Gordian") is a Delaware limited liability company whose sole member is Gordian Acquisition Corp. (the "Parent"), a Delaware corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority. The Company does not carry customer accounts; however, it may participate as a broker or dealer in underwriting. The Company is primarily engaged in providing financial advisory services to business entities (and the buyers, investors and lenders to such entities) engaged in a variety of financial transactions.

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Advisory fees are recognized as income when earned. Deferred revenue is made up of unearned revenue and retainers. These items are recognized in income as they are earned over the life of the Company's contracts with its clients. Certain fees are recognized upon the settlement of a transaction.

Since the Company's provision of financial advisory services involves significant resources, its revenues tend to be concentrated. During the year ended December 31, 2009, four clients accounted for more than 10% each of total advisory fee revenue with the largest not exceeding 12%. Five clients comprise 76% of accounts receivable, net of the allowance for doubtful accounts, at December 31, 2009.

Allowance for Doubtful Accounts

Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to amounts estimated to be uncollectible. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Nonmarketable securities
From time-to-time, the Company may acquire, or receive for providing services to its clients, ownership interest in nonpublic entities or restricted interests in public entities. These interests may include common stock, preferred stock, warrants or other instruments. The Company values such interests at fair value, which is determined through recent transactions in similar securities, contractual arrangements to sell such securities, or comparison to other companies and transactions. Changes in fair value of these investments are included in the statement of operations.

Fixed assets
Fixed assets are stated at cost, less accumulated depreciation and amortization. Furniture and equipment are depreciated on a straight-line basis based upon their estimated useful lives of five to seven years. Leasehold improvements are amortized on a straight-line basis over the length of the lease.

Income taxes
The financial statements do not include a provision for income taxes because such taxes are the liabilities of Company's member.

Evaluation of subsequent events
The Company has evaluated subsequent events through February 24, 2010, the date the financial statements were available for issuance.

3. Cash

Cash consists of checking and interest bearing accounts at two major money center banks. Interest bearing balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 and non-interest bearing balances are insured to an unlimited amount by the FDIC. At December 31, 2009, the Company had cash balances in excess of federally insured limits.

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy is established that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets
b. Quoted prices for identical or similar assets or liabilities in markets that are not active
c. Inputs other than quoted prices that are observable for the asset or liability
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably without undue cost and effort that indicates that market participants would use different assumptions.

The following table summarizes the valuation of Gordian's investments by fair value hierarchy as described above as of December 31, 2009.

Description	Total	Level 1	Level 3
U.S. Government Securities	$ 1,468,044	$ 1,468,044	-
Equity Interest in a Limited Liability Company	100,000	-	$ 100,000
Total	$ 1,568,044	$ 1,468,044	$ 100,000

The following table discloses a reconciliation of investments at measured fair value on a recurring basis using unobservable inputs (Level 3) during the year ended December 31, 2009.

	Total	Equity Interest in a Limited Liability Company
Beginning balance, January 1, 2009	$ -	$ -
Total gains or losses	-	-
Additions	100,000	100,000
Ending balance, December 31, 2009	**$ 100,000**	**$ 100,000**

5. Securities Owned at Fair Value

Securities owned at fair value at December 31, 2009 consist of:

United States Treasury Bills due January 7, 2010	$ 1,449,999
United States Government money market funds	18,045
Equity interest in a Limited Liability Company	100,000
	$ 1,568,044

6. Fixed Assets

The following table shows the balances of major classes of fixed assets and the accumulated depreciation and amortization for each class at December 31, 2009:

	Cost	Accumulated Depreciation/ Amortization	Net
Leasehold improvements	$ 294,849	$ 75,324	$ 219,525
Equipment	374,127	302,762	71,365
Furniture	238,794	180,691	58,103
Totals	$ 907,770	$ 558,777	$ 348,993

7. Commitments and Contingencies

The Company maintains its offices in space leased under operating lease agreements which expire on June 30, 2010 and September 30, 2017. Minimum future rental payments required as of December 31, 2009 are as follows:

Year Ending December 31,		Amount
2010	$	635,597
2011		607,547
2012		618,243
2013		650,332
2014		650,332
Thereafter		1,788,413
Total	$	4,950,464

The Company has restricted cash of $405,280 as security under the lease expiring in 2017.

Deferred rent on the accompanying statement of financial condition represents the excess of recognized rent expense over scheduled lease payments.

Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15to 1. In accordance with the rule, the Company is required to maintain defined minimum net capital equal to the greater of $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2009, the Company had net capital, as defined, of $1,653,049, which exceeded the required minimum net capital of $166,070 by $1,486,979. Aggregate indebtedness at December 31, 2009 totalled $2,491,043. The ratio of aggregate indebtedness to net capital was 1.51 to 1.

9. Retirement Plan

The Company sponsors a defined contribution profit sharing plan covering all of the Company's eligible employees as defined in the plan. The contribution, which is at management's discretion, is determined annually. The Company did not make a profit sharing contribution for the year ended December 31, 2009.

****

The Company's Statement of Financial Condition as of December 31, 2009 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Member
Gordian Group, LLC

We have audited the accompanying statement of financial condition of Gordian Group, LLC (the "Company"), as of December 31, 2009, that you are filing pursant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gordian Group, LLC, as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.



Lake Success, N.Y.
February 25, 2010